UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No.2)*
                       BAYCORP HOLDINGS, LTD.
                         (Name of Issuer)
                   Common Stock, $.01 par value
                (Title of Class of Securities)
                          072728108

                        (CUSIP Number)
                         Alan M. Stark
                        80 Main Street
                 West Orange, New Jersey 07052
                       (201)325-8660
(Name Address, and Telephone Number of Person Authorized to
Receive Notices and Communications)
                         April 16, 1999
    (Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4) check the following box [ ].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D


CUSIP No.   072728108
_______________________________________________________________
               1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

           LEON G. COOPERMAN
           S.S. No. ###-##-####
 _______________________________________________________________
               2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                       (a) [X]
                                                       (b) [ ]
_______________________________________________________________
     3)   SEC Use Only
________________________________________________________________
     4)   Source of Funds:
               WC
_______________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e):
          NOT APPLICABLE
_______________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of           2,266,520
Shares Bene-   -------------------------------------------------
                    ficially       (8)  Shared Voting Power
                    owned by              581,480
Each Report-   -------------------------------------------------
                    ing Person     (9)  Sole Dispositive Power
With                2,266,520
               -------------------------------------------------
                                   (10) Shared Dispositive Power
                      581,480
____________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   2,848,000
_______________________________________________________________
               12)  Check if the Aggregate Amount in Row (11):
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    34.8%
________________________________________________________________
               14)  Type of Reporting Person
               IN


                         SCHEDULE 13D


CUSIP No.   072728108
________________________________________________________________
               1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

           OMEGA CAPITAL PARTNERS, L.P.
           13-3628306

________________________________________________________________
               2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                       (a) [X]
                                                       (b) [ ]
________________________________________________________________
     3)   SEC Use Only
_______________________________________________________________
     4)   Source of Funds:
                  WC
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e):
          NOT APPLICABLE
________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of           1,031,760
Shares Bene-   -------------------------------------------------
                    ficially       (8)  Shared Voting Power
                    owned by                 -0-
Each Report-   -------------------------------------------------
                    ing Person     (9)  Sole Dispositive Power
With                1,031,760
               -------------------------------------------------
                                   (10) Shared Dispositive Power
                        -0-

___________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,031,760
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11):
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    12.6%
________________________________________________________________
               14)  Type of Reporting Person
               PN


                         SCHEDULE 13D


CUSIP No.   072728108
________________________________________________________________
               1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

           OMEGA INSTITUTIONAL PARTNERS, L.P.
           13-3633614

________________________________________________________________
               2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                       (a) [X]
                                                       (b) [ ]
________________________________________________________________
     3)   SEC Use Only
________________________________________________________________
     4)   Source of Funds:
                    WC
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e):
          NOT APPLICABLE
________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of              76,520
Shares Bene-   -------------------------------------------------
                    ficially       (8)  Shared Voting Power
                    owned by                 -0-
Each Report-   -------------------------------------------------
                    ing Person     (9)  Sole Dispositive Power
With                   76,520
               -------------------------------------------------
                                   (10) Shared Dispositive Power
                         -0-

________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   76,520
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11):
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    0.9%
________________________________________________________________
               14)  Type of Reporting Person
               PN


                         SCHEDULE 13D

CUSIP No.   072728108
________________________________________________________________
               1) Names of Reporting Person (S.S. or I.R.S. Identifi-cation No. of Above Person):

           OMEGA ADVISORS, INC.
           13-3628307

________________________________________________________________
               2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
                                                       (a) [X]
                                                       (b) [ ]
________________________________________________________________
     3)   SEC Use Only
________________________________________________________________
     4)   Source of Funds:
          WC
________________________________________________________________
               5)   Check if Disclosure of Legal Proceedings is Required
          Pursuant to Items 2(d) or 2(e):
          NOT APPLICABLE
________________________________________________________________
               6)   Citizenship or place of Organization:
          UNITED STATES
________________________________________________________________
                                   (7)  Sole voting Power
Number of           1,158,240
Shares Bene-   -------------------------------------------------
                    ficially       (8)  Shared Voting Power
                    owned by               581,480
Each Report-   -------------------------------------------------
                    ing Person     (9)  Sole Dispositive Power
With                1,158,240
               -------------------------------------------------
                                   (10) Shared Dispositive Power
                       581,480

________________________________________________________________
               11)  Aggregate Amount Beneficially Owned by Each Reporting
          Person:   1,737,720
________________________________________________________________
               12)  Check if the Aggregate Amount in Row (11):
                    N/A
________________________________________________________________
               13)  Percent of Class Represented by Amount in Box (11):
                    21.2%
________________________________________________________________
               14)  Type of Reporting Person
               IA


Item 1.   Security and Issuer.

      This statement relates to the common stock, $.01 par value (the "Common Stock" or the "Shares"), of BAYCORP HOLDINGS, LTD. ("Company"), which has its principal executive offices at 20 International Drive, Suite 301, Portsmouth, New Hampshire 03801.
Item 3. Source and Amount of Funds or Other Consideration. Cooperman beneficially owns 2,848,000 Shares. Of this amount, 1,031,760 Shares were purchased by Omega Capital Partners, L.P., at a cost of $7,511,493; 76,520 Shares were purchased by Omega Institutional Partners, L.P., at a cost of $557,089; 1,158,240 Shares were purchased by Omega Overseas Partners, Ltd., at a cost of $8,439,207 ; and 581,480 Shares were purchased by the Managed Account, at a cost of $3,494,402. The source of funds for the purchase of all such Shares was investment capital.
Item 5.   Interest in Securities of the Issuer.
          Based upon the information contained in the Company's Form 10K for the year ended December 31, 1998 filed with the Securities & Exchange Commission, there were issued and outstanding 8,192,000 Shares as of March 17, 1999. Omega Capital Partners, L.P., owns 1,031,760 Shares, or 12.6% of those outstanding; Omega Institutional Partners, L.P., owns 76,520 Shares, or 0.9% of those outstanding; Omega Overseas Partners, Ltd., owns 1,158,240 Shares, or 14.1% of those outstanding; and the Managed Account owns 581,480 Shares, or 7.1% of those outstanding. Cooperman possesses sole power to vote and direct the disposition of all Shares of Common Stock owned by Omega Overseas Partners.
          The only transaction by the filing entities within 60 days prior to April 16, 1999 and to date was a market purchase by the Managed Account on April 16, 1999 of 137,500 at $1.875 per share.

                         Signature
          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: May 14, 1999

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, pursuant to Power of
Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Capital Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as Managing Member of
Omega Associates, L.L.C. on behalf
of Omega Institutional Partners, L.P.,
pursuant to Power of Attorney on file.

/s/ Alan M. Stark
ALAN M. STARK on behalf of LEON G.
COOPERMAN, as President of Omega
Advisors, Inc., pursuant to Power
of Attorney on file.

ATTENTION:  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).